EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2013	2014	2015	2016	2017
Fixed charges:
Interest expense	$12,260	$9,325	$9,563	$10,843	$12,128
Amortization of capitalized expenses related to debt	362	983	996	895	820
Rental expense factor	2,180	2,130	2,177	2,027	2,030
Total fixed charges	$14,802	$12,438	$12,736	$13,765	$14,978
Earnings available for fixed charges:
Earnings before income taxes	$24,462	$22,701	$34,590	$32,241	$32,782
Add fixed charges before capitalized interest	14,802	12,438	12,736	13,765	14,978
Total earnings available for fixed charges	$39,264	$35,139	$47,326	$46,006	$47,760
Ratio of earnings to fixed charges(1)	2.65	2.83	3.72	3.34	3.19

(1)
For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.